Exhibit 1.01

Conflict Minerals Report of Response Biomedical Corp.

This is the Conflict Minerals Report for Response Biomedical Corp. (“Response Biomedical”) for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

In accordance with Rule 13p-1, Response Biomedical undertook due diligence to determine whether the conflict minerals used in its product offerings are “DRC conflict free” (as defined in the rules and regulations promulgated by the Securities and Exchange Commission). Response Biomedical designed its due diligence measures to conform, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (“OECD Framework”) and related Supplements for each of the conflict minerals.

As a result of its due diligence efforts, Response Biomedical has concluded in good faith that during calendar year 2014, the conflict minerals used in the production of its products are “DRC conflict undeterminable” (as defined in the rules and regulations promulgated by the Securities and Exchange Commission). As a result of Response Biomedical’s due diligence efforts, it was able to conclude the following:

a)	Response Biomedical is unable to definitively determine whether or not components/materials that contribute to its products are DRC conflict free or were from recycled or scrap sources.

b)	Two (2) products, the RAMP® Reader and the RAMP® 200 Reader (the “Affected Products”), manufactured by or for Response Biomedical are considered to be DRC conflict undeterminable.

c)	Response Biomedical is making this determination because it does not have sufficient information from suppliers or other sources to conclude where the necessary conflict minerals originated.

d)

Because of this insufficient information, Response Biomedical is unable to definitely determine and to describe the facilities used to process and the country(ies) of origin of those conflict minerals required and necessary for the production of its products. Response Biomedical’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the due diligence measures further described below.

Response Biomedical’s due diligence measures were based on the OECD Framework and extensive communications with its suppliers, value-added resellers, distributors, contract manufacturers (“CMs”) and in some cases the original equipment manufacturer or original design manufacturer. Response Biomedical, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined conflict minerals, nor does it purchase bulk conflict minerals in the form of ingots or bullion for use in its products. The origin of Response Biomedical’s conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. Although the smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores, Response Biomedical, during this second reporting year, continued to focus its efforts on its suppliers and contract manufacturers in an effort to build conflict mineral awareness, assess the transparency of its supply chain and make initial identification, where possible, of the smelters/refiners in its supply chain. A summary of Response Biomedical’s activities in line with the relevant first 3 steps of the OECD Framework are outlined below.

Reasonable Country of Origin Inquiry

A reasonable country of origin inquiry (“RCOI”) was executed with all affected suppliers supplying parts and materials for products manufactured by Response Biomedical, or contracted to be manufactured for Response Biomedical. We believe our RCOI process was reasonably designed to determine whether Conflict Minerals used in our products originated in the Conflict Area or came from recycled or scrap sources.  We further believe our RCOI process was performed in good faith, and that our conclusions, as set out herein, were reached with a reasonable level of accuracy and certainty.  Response Biomedical’s RCOI process was designed to include 100% of parts and materials necessary to the functionality or production of our Affected Products, manufactured by Response Biomedical, or contracted to be manufactured for Response Biomedical, in 2014, that contain Conflict Minerals.  As part of our RCOI process, we concluded that they are DRC conflict undeterminable.

The affected suppliers were contacted and requested to provide Conflict Minerals data in the EICC-GeSI Conflict Minerals Reporting Template. Response Biomedical communicates to its affected suppliers Response Biomedical’s Conflict Minerals policy.  55 affected suppliers were contacted. 15 replied with some Conflict Minerals data. Of the replies that we received, 6 suppliers indicated unknown origins of their purchased Conflict Minerals; the remaining 9 suppliers indicated that they have not purchased Conflict Minerals originating from conflict-affected and high-risk areas in the Covered Countries.

Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Response Biomedical 's due diligence measures include:

STEP 1: Establish strong company management systems

a.

Response Biomedical has a public company policy that is consistent with that of OECD guidance for the supply chain of conflict minerals originating from conflict-affected and high-risk areas in the Covered Countries.

b.

Response Biomedical has assigned authority and responsibility to members of senior management and have made available resources necessary to support the due diligence processes put in place. In addition, Response Biomedical communicates its policy to its employees and suppliers.

c.

Response Biomedical has established a system of controls and transparency over the mineral supply chain. For Response Biomedical’s affected products, the number of layers between our affected suppliers and the smelters/refiners are many. Thus, Response Biomedical has taken the industry approach of determining its Conflict Minerals sources and their smelters via utilizing the Conflict Minerals Reporting Template issued by the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (hereinafter the EICC Template).

d.

Response Biomedical is planning on strengthening its engagement with affected suppliers. Response Biomedical is planning on assisting them in knowledge transfer by sending communications to notify them of Response Biomedical’s policy, expectations, EICC’s Conflict Minerals guidance and the SEC rules.

e.

Response Biomedical has a Whistleblower Policy posted on its website whereby employees and affected suppliers can review the process of how to report violations of its policies. Response Biomedical will also be providing training to relevant employees on its conflict minerals polices through internal communications.

STEP 2: Identify and assess risks in the supply chain

a.

Response Biomedical, due to the evolution of its supply chain, finds it difficult to identify actors upstream from its products suppliers even though Response Biomedical is in contact with the first tier of affected suppliers and has obtained information on some of its suppliers’ upstream smelters and Conflicted Minerals’ origins. Response Biomedical aims to identify, to the best of its efforts, all the mineral smelters/refiners on the tin, tantalum, tungsten and gold in its products supply chain through a combination of direct discussions and through EICC Templates to identify our affected suppliers’ smelters and their Conflict Minerals’ origins in the supply chain.

STEP 3: Design and implement a strategy to respond to identified risks

a.	Response Biomedical’s supply chain employees communicate findings of the supply chain risk assessment to Chief Financial Officer.

b.

Response Biomedical is designing a risk management plan that conforms in all material aspects with the relevant requirements of Step 3(B) (ii) of the OECD Guidance Supplement on Tin, Tantalum and Tungsten and Step 3(C) of the OECD Guidance Supplement on Gold.

c.

Response Biomedical has undertaken additional fact and risk assessments as necessary to conform in all material respects with the relevant requirements of Step 3(D) of the OECD Guidance Supplement on Tin, Tantalum, and Tungsten and Step 3(E) of the OECD Guidance on Gold.

STEP 4: Carry out independent third party audit of smelter/refiner’s due diligence practices

a.	Encourage its direct suppliers to purchase from EICC’s Conflict-Free Smelter (CFS) Compliant Smelters.

STEP 5: Report annually on supply chain due diligence

a.	Make its Conflict Minerals Report available on its website.